# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Medalist Diversified REIT, Inc., CIK 0001654595
CUSIP: 58403P402
Title of class of securities: Common Stock, $.01 Par Value
Address of issuer's principal executive offices: P.O. Box 8436, Richmond, Virginia (VA), 23226
Date of event which requires filing of this statement: 03/17/2025
Amends the filing with accession number 0000897423-25-000003
Filed by CIK 0001936183
Persons authorized to receive notices and communications: Calvin M. Jackson, 201 Main Street, Suite 2500, Fort Worth, Texas (TX), 76102, 817-332-2500

## Reporting persons
- Finley Alfred Lee (CIK 0001936183): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 8,849; shared voting power 156,250; sole dispositive power 8,849; shared dispositive power 156,250; aggregate amount beneficially owned 165,099 (12.1% of the class)
  Comment: 7,810 shares are held by ALF Operating Partners, Ltd. Alfred Lee Finley, in his capacity as the sole member and President of ALF Acquisitions Company, LLC, which is the general partner of ALF Operating Partners, Ltd., exercises sole voting and dispositive power over such shares. 1,039 shares are held by Alfred Lee Finley individually.
  
  156,250 shares are held by Alfred Lee Finley and his spouse, Susan Finley, as joint tenants.
- Finley Susan (CIK 0001936147): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 1,560; shared voting power 156,250; sole dispositive power 1,560; shared dispositive power 156,250; aggregate amount beneficially owned 157,810 (11.6% of the class)
  Comment: 1,560 shares are held by Susan Finley individually.
  156,250 shares are held by Susan Finley and her spouse, Alfred Lee Finley, as joint tenants.
- ALF Operating Partners, Ltd. (CIK 0001936172): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 7,810; shared voting power 0; sole dispositive power 7,810; shared dispositive power 0; aggregate amount beneficially owned 7,810 (0.6% of the class)
  Comment: Power is exercised by Alfred Lee Finley in his capacity as sole member and President of ALF Acquisitions Company, LLC, the general partner of ALF Operating Partners, Ltd.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $.01 Par Value
Name of issuer: Medalist Diversified REIT, Inc.
Address of issuer's principal executive offices: P.O. Box 8436, Richmond, Virginia (VA), 23226
Comment: This Amendment No. 1 to the Schedule 13D filed January 29, 2025, is being made in response to correspondence dated March 17, 2025, from the Division of Corporation Finance of the Securities and Exchange Commission requesting clarification of the following aspects of the Schedule 13D: the date of event requiring filing, transactions reported in Item 5(c), and the addition of a joint filing exhibit. The date reported on the Schedule 13D as requiring filing was June 25, 2024, which was the date on which Mr. Finley was appointed to the Issuer's board of directors. The inquires relating to Item 5(c) and the joint filing exhibit are addressed in this amendment.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days:
Paragraph (c) of Item 5 is hereby amended and restated in its entirety as follows:

(c) During the period commencing 60 days prior to July 2, 2024 through January 29, 2025 (such period, the "Look-Back Period"), the only transaction in the shares of Common Stock effected by the Item 2 Persons is as follows:

On January 28, 2025, 1,039 shares of Common Stock were granted to Lee Finley by the board of directors pursuant to the Issuer's 2018 Equity Incentive Plan in connection with Lee Finley's service on the board of directors.

Except as set forth in this paragraph (c), to the best knowledge of the Reporting Persons, none of the Item 2 Persons have effected any transactions in the shares of the Common Stock during the Look-Back Period.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 99.1 Joint Filing Agreement pursuant to Rule 13d-1(K)(1)(iii).

## Signatures
- Finley Alfred Lee: Alfred Lee Finley, Individual (03/20/2025)
- Finley Susan: Susan Finley, Individual (03/20/2025)
- ALF Operating Partners, Ltd.: Alfred Lee Finley, Alfred Lee Finley, President of ALF Acquisitions Company, LLC, General Partner (03/20/2025)